BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2018. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of March 19, 2019.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen. We supply our products and services through a network of distributors and original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.

Westport Fuel Systems is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our operational competency in well-established transportation markets, our development of new technologies provides us a technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

The majority of our revenues in 2018 were generated through the following businesses:

•
Independent aftermarket (“IAM”): we sell systems and components, primarily through a global network of distributors and across a wide range of brands, that are used to enable passenger cars to use LPG or CNG fuels in addition to gasoline.

•	DOEM: we directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available.

•	Light-duty OEM: we sell components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

During 2017, we reached a significant milestone with the shipment of the first commercial Westport High Pressure Direct Injection 2.0 ("Westport HPDI 2.0™" or "HPDI") components to our European OEM launch partner. Our fully integrated Westport HPDI 2.0™ system matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel but powered primarily by natural gas, resulting in reduced greenhouse gas emissions, and the capability to cost-effectively run on renewable fuels. In 2018, our European OEM launch partner commercially launched heavy duty trucks incorporating HPDI 2.0™ technology, and these truck models are available and on the road in Europe today.

During 2018, Westport entered into definitive development and supply agreements with Weichai Westport Inc. ("WWI") to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co., Ltd.'s ("Weichai Power") heavy-duty engine platforms. The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in late 2019. WWI has committed to purchase Westport HPDI 2.0™ system components required for a minimum of 18,000 Westport HPDI 2.0™ engines between the launch date and the end of 2023 (see Operating Segments of this MD&A for additional details on WWI). The HPDI business is still at the early stages of commercial development, and, as a result, is currently generating losses. Meaningful increases in component sales, compared to 2018 levels, are expected to be required for the HPDI business to benefit from economies of scale and become profitable. We anticipate growth in volumes in 2019 and future years through sales to our initial launch partner, our supply arrangement with WWI, and the possibility of additional OEMs entering into supply agreements for our HPDI technology.

Revenues for the year ended December 31, 2018 increased by 18% to $270.3 million from $229.8 million in 2017, resulting from strength in our independent aftermarket and light-duty OEM businesses, the first full year of HPDI 2.0 component sales to a large European truck OEM, and the stronger Euro. Our HPDI revenues were relatively low during 2018, as expected during the first full year of commercial sales, however based on orders to date and forecasts from our launch partner, as well as the expected launch of sales to WWI in 2019, we expect a significant increase in 2019.

Westport Fuel Systems recorded a net loss from continuing operations of $40.8 million for the year ended December 31, 2018 compared to a net loss from continuing operations of $62.9 million for the year ended December 31, 2017. The decrease in the loss from continuing operations is a result of higher gross margin, lower research and development expenses, stronger contribution from Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins"), and lower interest expense, offset partially by higher legal costs and foreign exchange losses.

Westport Fuel Systems earned a positive $9.7 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA" see Non-GAAP Measures section in this MD&A) during the year ended December 31, 2018 as compared to a loss of $19.7 million for the year ended December 31, 2017. The factors noted above were key contributors to the improvement in Adjusted EBITDA.

We continue to co-operate with the SEC's investigation that commenced in June 2017 regarding our investment in Weichai Westport Inc. and compliance with the FCPA and securities law related to disclosures in SEC filings. Legal costs increased significantly during 2018 and has been a significant use of cash. See the Regulatory Compliance section for additional details.

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period management of the Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements were issued. The Company's financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At December 31, 2018, the Company's net working capital was $63.1 million including cash and cash equivalents of $61.1 million, and its long-term debt, including the royalty payable, was $76.2 million, of which $16.4 million matures in 2019. The Company has incurred a loss from continuing operations of $40.8 million and negative cash flows from continuing operating activities of $27.4 million for the year ended December 31, 2018, and has accumulated a deficit of $998.4 million since inception.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2017 and 2018, and this improvement in operating results is expected to continue in 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, while the legal fees related to the SEC investigation that began in 2017 (see note 20(b)) increased significantly in 2018, we anticipate these legal expenditures to decrease in 2019. However, since the possible outcomes of this proceeding remain uncertain at this time, it is also necessary to acknowledge that any final determination that the Company’s operations or activities are not, or were not, in compliance with the FCPA and/or other U.S. securities laws could result in significant civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our financial condition. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets. Connected with this activity of assessing its non-core assets, on July 25, 2018 the Company closed the sale of its CNG Compressor business announced in the second quarter of 2018, which resulted in gross proceeds of approximately $14.7 million.

Based on currently known conditions and events, management believes that the cash on hand at December 31, 2018 and the improvements to the operations expected in 2019 will provide the cash flow necessary to fund operations over the next year to March 31, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company's ability to generate positive results from operations and cash flows. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

OPERATING SEGMENTS

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. Accordingly, from that date, the Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Transportation Business Segment

Westport Fuel Systems' Transportation segment designs, manufactures, and sells alternative fuel systems and components for transportation applications.  Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. We supply our products and services through a global network of distributors and numerous OEMs and DOEMs in more than 70 countries. Today, our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications.

The Transportation group includes the IAM, OEM and DOEM programs, the Westport HPDI 2.0™ product line, electronics, current and advanced research and development programs, supply chain, and product planning activities.

An agreement to sell the CNG Compressor business was announced during the second quarter of 2018 and closed in the third quarter of 2018, and as a result, the revenues and expenses related to this business have been recorded in discontinued operations for the current and prior years.

Cummins Westport Inc. ("CWI") Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as R&D expenses relating to the protection of the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Weichai Westport Inc. ("WWI")

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). Previously, the Company held a 35% indirect equity interest in WWI. However, in April 2016 the company sold to Pangaea Two Acquisition Holdings XIV, LLC and Pangaea Two Acquisition Holdings Parallel XIV, LLC (collectively, the  “Cartesian Entities”) a derivative economic interest granting the Cartesian Entities the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted Pangaea Two Management, LP (an additional entity related to the Cartesian Entities) an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised.  Then in August of 2016 the Company sold an aggregate 11.67% equity interest in the WWI joint venture for gross proceeds of 48.2 million RMB (approximately US$7.2 million)  to Weichai Holding Group Co., Ltd. (to which the Company sold a 6.42% equity interest) and Guanya (Shanghai) Private Equity Partnership (Limited Partnership) (“Guanya”) (to which the Company sold a 5.25% equity interest).  Public disclosures of this transaction made by the Company prior to our Q3 2018 MD&A filing, referred to Guanya as either “an additional undisclosed purchaser” or, inadvertently, as “Weichai Power Co., Ltd.”, which was not a party to the transaction but instead was a limited partner of Guanya.  The Company’s 23.33% equity interest in WWI remains held by the Company’s subsidiary, Westport HK. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

The Company has not considered WWI a business segment since March 31, 2016 due to the Company's reduced interest pursuant to a sale to the Cartesian Entities as noted above.

As discussed in the Business Overview and General Developments section of this MD&A, Westport Fuel Systems entered into development and supply agreements with WWI on August 28, 2018.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for 2018, 2017 and 2016. The 2016 results include seven months results from Fuel Systems Solutions, Inc. ("Fuel Systems") as a result of the merger effective June 1, 2016.

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2018	2017	2016
	(Note 1)	(Adjusted, note 1 and 2)	(Adjusted, note 1, 2 and 3)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$270.3	$229.8	$167.2
Gross margin	64.2	60.3	34.1
GM %	23.8%	26.2%	20.4%
Net loss from continuing operations (note 3)	(40.8)	(62.9)	(100.7)
Net income from discontinued operations (note 1 and 2)	9.3	52.9	3.1
Net loss for the year	(31.5)	(10.0)	(97.6)
Net loss per share from continuing operations - basic and diluted	(0.31)	(0.52)	(1.10)
Net loss per share	(0.24)	(0.08)	(1.07)
Weighted average basic and diluted shares outstanding	132,371,396	119,558,566	91,028,504

(1)
2018: with effect from the second quarter of 2018, the CNG Compressor business was reclassified retrospectively as discontinued operations and in the third quarter of 2018, it was sold and generated a net gain on sale of $9.9 million, which was recorded in discontinued operations.

(2)
2017: the year ended December 31, 2017 included a $54.9 million gain on sale of substantially all of the former Industrial business unit, which was recorded in discontinued operations. See note 6 in the consolidated financial statements.

(3)
2016: the comparative 2016 period data include revenue from Fuel Systems' business for the seven-month period following the June 1, 2016 acquisition, a bargain purchase gain of $35.8 million, and a $19.0 million restructuring provision recorded for severance and facility closures. These items were recorded in net loss from continuing operations.

The following table sets forth a summary of our financial position as at December 31, 2018 and December 31, 2017:

Selected Balance Sheet Data

	December 31, 2018	December 31, 2017
(expressed in millions of United States dollars)
Cash and cash equivalents	$61.1	$71.8
Total assets	269.9	313.6
Debt, including current portion	55.3	54.4
Royalty payable, including current portion	20.9	19.0
Total liabilities	179.3	195.6
Shareholder's equity	90.7	118.0

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose its assets, liabilities and income statement in notes 9(a) and 21 of our consolidated financial statements and discuss revenue and gross margins in this MD&A. The following table sets forth a summary of the financial results of CWI for 2018, 2017 and 2016.

	Years ended December 31,
	2018	2017	2016
(expressed in millions of United States dollars)
Total revenue	$319.4	$317.3	$276.5
Gross margin	91.0	109.5	77.1
GM %	28.5%	34.5%	27.9%
Net income before income taxes	57.4	58.3	16.7
Net income attributable to the Company (1)	22.7	12.5	5.6

(1) As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13.4 million in 2017. The net income attributable to the Company has increased in 2018 as a result of the lower tax rates in the U.S.

RESULTS FROM OPERATIONS

The following tables summarize results by segment for 2018, 2017 and 2016.

The 2017 and 2016 comparative periods have been revised to reflect the change in business segments previously discussed in the Operating Segments section and to reflect the reclassification of the CNG Compressor business to discontinued operations.

Revenue 2018/2017

Total consolidated revenues increased by $40.5 million, or 18% from $229.8 million for the year ended December 31, 2017 to $270.3 million during the year ended December 31, 2018.

The following table summarizes revenues by segment for the year ended December 31, 2018 compared to the year ended December 31, 2017:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation (consolidated)	$270.3	$229.8	$40.5	18%
CWI (non-consolidated)	319.4	317.3	2.1	1%

Transportation revenue for the year ended December 31, 2018 was $270.3 million compared with $229.8 million for the year ended December 31, 2017. The increase in revenue was primarily due to strong demand for our aftermarket products, strength in our light- and medium-duty OEM business and sales from our newly released Westport HPDI 2.0TM product. In addition, the Euro strengthened versus U.S. dollar approximately 5% during 2018 which resulted in an increase in U.S. dollar dominated revenues.

CWI revenue for the year ended December 31, 2018 was $319.4 million compared with $317.3 million for the year ended December 31, 2017. Unit sales for the year ended December 31, 2018 were 7,393 compared to 7,955 for the year ended December 31, 2017. The decrease in unit sales in the year ended December 31, 2018 is mainly due to certain pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines.

Within total CWI revenue, parts revenue for the year ended December 31, 2018 was $92.0 million compared to $82.1 million for the year ended December 31, 2017. The increase in parts revenue is mainly due to the cumulative increase in the natural gas engine population in service, which offsets the decrease in units sold during the year ended December 31, 2018 compared to the prior year.

Gross Margin 2018/2017

Total consolidated gross margin increased by $3.9 million, or 6% from $60.3 million in 2017 to $64.2 million in 2018.

The following table presents gross margin by segment for 2018 compared to 2017:

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2018	Revenue	2017	Revenue	$	%
Transportation (consolidated)	$64.2	24%	$60.3	26%	$3.9	6%
CWI (non-consolidated)	91.0	28%	109.5	35%	(18.5)	(17)%

Transportation gross margin increased by $3.9 million to $64.2 million, for the year ended December 31, 2018, compared to $60.3 million for the year ended December 31, 2017. The increase in gross margin is due to higher sales from our aftermarket and light- and medium-duty OEM, and DOEM businesses. Gross margin percentage decreased from 26% for the year ended December 31, 2017 to 24% for the year ended December 31, 2018 mainly because of low unit sales of the Westport HPDI 2.0™ business and lower service revenue.

CWI gross margin decreased by $18.5 million to $91.0 million, or 28% of revenue from $109.5 million or 35% of revenue in the prior year. The decrease in gross margin and gross margin percentage in 2018 is due to product mix and higher warranty adjustments.
There was a negative warranty adjustment of $1.1 million for the year ended December 31, 2018 compared to a positive warranty adjustment of $9.9 million for the year ended December 31, 2017. Excluding the warranty adjustments, the gross margin percentage in 2018 would have been consistent with 2017.

Research and Development Expenses 2018/2017

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for 2018 compared to 2017:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation	$29.6	$48.4	$(18.8)	(39)%
Corporate	1.0	1.7	(0.7)	(41)%
Total research and development	$30.6	$50.1	$(19.5)	(39)%

Transportation R&D expenses for the year ended December 31, 2018 were $29.6 million compared with $48.4 million for the year ended December 31, 2017. For the year ended December 31, 2017, the decrease of $18.8 million during the year ended December 31, 2018 was due to the completion of various R&D programs as the Company launched its Westport HPDI 2.0™ product in the fourth quarter of 2017.

Corporate R&D expenses for the year ended December 31, 2018 were $1.0 million compared with $1.7 million for the year ended December 31, 2017. Corporate R&D expenses relate to costs associated with protecting the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Sales and Marketing, General and Administrative Expenses 2018/2017

The following table presents details of sales and marketing, general and administrative (“SG&A”) expense by segment, excluding equity investees, for 2018 compared to 2017:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation	$36.8	$43.4	$(6.6)	(15)%
Corporate	30.2	19.8	10.4	53%
Total SG&A	$67.0	$63.2	$3.8	6%

Transportation SG&A expenses for the year ended December 31, 2018 were $36.8 million compared to $43.4 million for the year ended December 31, 2017. SG&A expenses decreased mainly due to restructuring activities that took place during 2017 that resulted in lower SG&A expenses in 2018.

Corporate SG&A expenses for the year ended December 31, 2018 were $30.2 million compared to $19.8 million for the year ended December 31, 2017. The increase is largely due to legal costs related to the ongoing SEC investigation of $10.0 million incurred during the year ended December 31, 2018, net of expected insurance recoveries, compared to $1.8 million for the year ended December 31, 2017.

Items Affecting Comparability of Results from 2016 to 2017

(1) The year ended December 31, 2016 includes only seven months of Fuel Systems' results from the June 1, 2016 acquisition and this is reported in the Transportation segment in the tables below.

(2) WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI has no longer been considered an operating segment in subsequent periods as previously noted.

Revenues 2017/2016

Total segment revenues increased $73.5 million, or 16% from $473.6 million in 2016 to $547.1 million in 2017.

The following table summarizes total revenue by segment for the year ended December 31, 2017 compared to the year ended December 31, 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Transportation	$229.8	$167.2	$62.6	37%
CWI	317.3	276.5	40.8	15%
WWI	—	29.9	(29.9)	(100)%
Total segment revenues	$547.1	$473.6	$73.5	16%
Less: Equity investees' revenues	317.3	306.4	10.9	4%
Total consolidated revenues	$229.8	$167.2	$62.6	37%

Transportation revenue for the year ended December 31, 2017 was $229.8 million compared to $167.2 million for 2016. The increase in revenue was primarily due to the consolidation of Fuel Systems for twelve months as opposed to seven months in 2016. Strong sales in the European aftermarket business and a 2% increase in the Euro also contributed to the year over year revenue increase.

CWI revenue for the year ended December 31, 2017 was $317.3 million compared with $276.5 million for the year ended December 31, 2016. Unit sales for the year ended December 31, 2017 were 7,955 compared to 7,232 for the year ended December 31, 2016. The increase in revenue was primarily due to the increase in units sold and an increase in parts revenue attributed to the increase in the natural gas engine population in service.

Gross Margin 2017/2016

Total consolidated gross margin increased by $26.2 million or 77% from $34.1 million in 2016 to $60.3 million in 2017.

The following table presents gross margin by segment for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2017	Revenue	2016	Revenue	$	%
Transportation	$60.3	26%	$34.1	20%	$26.2	77%
CWI	109.5	35%	77.1	28%	32.4	42%
WWI	—	—%	3.0	10%	(3.0)	(100)%
Total segment gross margin	$169.8	31%	$114.2	24%	$55.6	49%
Less: equity investees' gross margin	109.5	35%	80.1	26%	29.4	37%
Total consolidated gross margin	$60.3	26%	$34.1	20%	$26.2	77%

Transportation gross margin increased by $26.2 million to $60.3 million, or 26% of revenue, for the year ended December 31, 2017 compared to $34.1 million or 20% of revenue for the year ended December 31, 2016. Gross margins increased due to higher revenues, lower obsolescence charges, an acquisition-related adjustment in the prior year and cost reductions resulting from the restructuring activities beginning in the third quarter of 2016.

CWI gross margin increased by $32.4 million to $109.5 million, or 35% of revenue from $77.1 million or 28% of revenue in the prior year. The increase in gross margin and gross margin percentage is driven by higher revenues, a favorable parts revenue mix compared to the prior year. In addition, there was a positive warranty adjustment of $9.9 million for the year ended December 31, 2017 compared to a negative warranty adjustment of $0.6 million for the year ended December 31, 2016.

Research and Development Expenses 2017/2016

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Transportation	$48.4	$52.7	$(4.3)	(8)%
Corporate	1.7	2.7	(1.0)	(37)%
Total research and development	$50.1	$55.4	$(5.3)	(10)%

Transportation R&D expenses for the year ended December 31, 2017 decreased by $4.3 million, compared to $52.7 million for the year ended December 31, 2016. For the year ended December 31, 2016, total Transportation R&D expenses only includes Fuel Systems expenditures for the seven month period since the June 1, 2016 acquisition. Overall, R&D expenses decreased due to restructuring activities taken in 2016 with the closure of the Australian office and reduction of workforce in the US automotive business, offset by slightly higher charges due to the strength of the Euro compared to the US dollar.

Corporate R&D expenses year ended December 31, 2017 were $1.7 million compared to $2.7 million for the year ended December 31, 2016. R&D expenses decreased due to a reduction in headcount in Vancouver due to restructuring activities beginning in third quarter of 2016.

Sales and Marketing, General and Administrative Expenses 2017/2016

The following table presents details of Sales and Marketing, General and Administrative (“SG&A”) expense by segment, excluding equity investees, for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Transportation	$43.4	$34.0	$9.4	28%
Corporate	19.8	29.0	(9.2)	(32)%
Total SG&A	$63.2	$63.0	$0.2	0.3%

Transportation SG&A expenses for the year ended December 31, 2017 were $43.4 million compared to $34.0 million for the year ended December 31, 2016. For the year ended December 31, 2016, total Transportation SG&A expenses only includes expenditures associated with the Fuel Systems acquisition for the seven month period since June 1, 2016. SG&A expense also increased in the year ended December 31, 2017 due to the strong Euro as compared to the prior year and an increase to the bonus accrual.

Corporate SG&A expenses for the year ended December 31, 2017 were $19.8 million compared with $29.0 million for the year ended December 31, 2016. The decrease is due to merger related costs associated with the Fuel Systems acquisition in 2016 which did not occur in 2017 and lower salary expense due to restructuring activities that took place in 2016. The decrease was offset by an increase to the bonus accrual and a stronger Canadian dollar as compared to the prior year.

Other significant expense and income items for 2018, 2017 and 2016

Restructuring expenses recognized for the year ended December 31, 2018 were $0.8 million compared to $1.7 million for the year ended December 31, 2017. Restructuring costs incurred in 2018 related to charges from a reduction in workforce in Italy. For the year ended December 31, 2017, a recovery of $4.1 million was recognized due to a change in estimate relating to the termination of a lease commitment in Vancouver, Canada. This recovery was fully offset by termination and other exit costs recorded for the year ended December 31, 2017 of $5.8 million, due to reductions in workforce in Canada, Italy and Argentina.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2018, we recognized a net foreign exchange loss of $9.0 million primarily due to fluctuations of the Euro and Canadian dollar relative to the U.S. dollar during the year.

For the year ended December 31, 2017, we recognized a net foreign exchange loss of $0.6 million with the movement in the Canadian dollar and Euro relative to the U.S. dollar. This compares to a net foreign exchange loss of $6.6 million for the year ended December 31, 2016.

Depreciation and amortization for the years ended December 31, 2018, December 31, 2017, and December 31, 2016 were $16.5 million, $14.7 million, and $15.3 million, respectively. The amount included in cost of revenue for the same periods were $7.7 million, $4.9 million and $4.2 million. The increase in 2018 over 2017 is due to the depreciation of fixed assets related to the Westport HPDI 2.0TM business, launched in the fourth quarter of 2017, and recognized for the full year in 2018. The decrease in the total depreciation and amortization expense for 2017 compared to 2016 was due to a decline in asset purchases, partially offset by an increase due to the acquisition of Fuel Systems.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. The Company has not considered WWI a business segment since March 31, 2016 due to the Company's reduced interest pursuant to a sale to the Cartesian Entities. See note 8 of the consolidated financial statements for more details.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2018	2017	2016
CWI - 50% interest	$22.7	$12.5	$5.6
WWI	—	—	0.2
Income from investments accounted for by the equity method	$22.7	$12.5	$5.8

As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13.4 million in 2017 which reduced income from investments by $6.7 million.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2018	2017	2016
Interest expense on long-term debt	$4.2	$6.1	$6.7
Royalty payable accretion expense and finance charge from prepayment	4.9	8.4	4.1
Total interest on long-term debt and accretion on royalty payable	$9.1	$14.5	$10.8

Interest on our long-term debt and accretion on our royalty payable for the year ended December 31, 2018 was $9.1 million, a decrease of $5.4 million compared to the year ended December 31, 2017. Interest on long-term debt decreased from $6.1 million in 2017 to $4.2 million in 2018 due to a net reduction of high interest debt during 2017. In addition, our average long-term debt balance was lower during 2018 than 2017. Accretion and finance charges associated with the royalty payable decreased from 2017, due to an additional finance charge of $5.2 million in 2017 created by early extinguishment of a portion of the royalty payable on the completion of the sale of the Industrial business segment. This compared to an additional finance charge of $0.8 million in 2018 created by early extinguishment of a portion of the royalty payable on the sale of the CNG Compressor business.

Income tax expense for the year ended December 31, 2018 was $2.1 million and was primarily related to taxes payable in our Italian operations. This compared to an income tax recovery of $4.4 million for the year ended December 31, 2017 and an income tax expense of $3.9 million for year ended December 31, 2016.

The tax recovery for 2017 relates to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets. The tax expense for 2016 primarily relates to taxes on the disposition of a portion of our Weichai investment, a valuation allowance taken against deferred tax assets, and taxes in certain profitable jurisdictions (Canada/ The Netherlands).

Discontinued operations, as discussed in note 6 in the 2018 consolidated financial statements, the CNG Compressor business was sold during the year ended December 31, 2018, which resulted in a net gain on sale of $9.9 million. The assets and liabilities of the CNG Compressor business were accounted as held for sale effective from the second quarter of 2018. During the year ended December 31, 2017, the Company recognized a net gain on sale of assets of $58.3 million due to the sale of substantially all of the Industrial business segment. An additional gain of $0.8 million was recorded on this sale in the second quarter of 2018.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash and cash position has decreased by $10.7 million during 2018 to $61.1 million from $71.8 million at December 31, 2017. The decrease is primarily the result of operating losses (including increased legal expenses) and debt and royalty repayments, partially offset by cash proceeds from the sale of the CNG Compressor business and dividends from CWI. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired, and restricted cash.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2017 and 2018, and this improvement in operating results is expected to continue in 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, while the legal fees related to the SEC investigation that began in 2017 (see Regulatory Compliance section of the MD&A) increased significantly in 2018, we anticipate these legal expenditures to decrease in 2019. However, since the possible outcomes of this proceeding remain uncertain at this time, it is also necessary to acknowledge that any final determination that the Company’s operations or activities are not, or were not, in compliance with the FCPA and/or other U.S. securities laws could result in significant civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our financial condition. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets. Connected with this activity of assessing its non-core assets, on July 25, 2018 the Company closed the sale of its CNG Compressor business announced in the second quarter of 2018, which resulted in gross proceeds of approximately $14.7 million.

Based on currently known conditions and events, management believes that the cash on hand as of December 31, 2018 and the improvements to the operations expected in 2019 will provide the cash flow necessary to fund the operations over the next year to March 31, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on its ability to generate positive results from operations and cash flows. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material. See the "Business Overview and General Developments" section in the MD&A for further discussion on liquidity and going concern.

Cash Flow from Operating Activities

We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
For the year ended December 31, 2018, our net cash flow used in operating activities in continuing operations was $27.4 million, a decrease of $22.1 million from net cash flow used in operating activities in the year ended December 31, 2017. The improvement in cash flow from operating activities is primarily due to improved operations and working capital management, offset by higher legal expenses in 2018.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of cash acquired through dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment (“PP&E”).
For the year ended December 31, 2018, our net cash flows received from investing activities of continuing operations was $19.9 million compared to cash used of $8.7 million for the year ended December 31, 2017. As a result of the launch of Westport HPDI

2.0 in late 2017, lower capital expenditures were required during 2018. In addition, dividends from CWI increased by $6.6 million from $16.6 million in 2017 to $23.2 million in 2018.
Cash Flow from Financing Activities
For the year ended December 31, 2018, the Company's net cash used in financing activities was $8.1 million, a decrease of $6.2 million compared to the year ended December 31, 2017. During 2018, the Company repaid royalty payable of $3.0 million and other debts of $3.0 million. In 2017, the Company repaid subordinate debt of $44.8 million and royalty payable of $11.5 million. These 2017 repayments were offset by proceeds of $26.0 million from the issuance of shares.
Cash Flow from Discontinued Operations
For the year ended December 31, 2018, our net cash flows from discontinued operations was $12.6 million, which primarily reflects the proceeds received from the sale of the CNG Compressor business.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$82.9	$82.9	$82.9	$—	$—	$—
Long-term debt, principal (1)	55.3	55.3	10.3	39.2	5.8	—
Long-term debt, interest (1)	—	10.1	4.2	5.4	0.5	—
Long-term royalty payable (2)	20.9	32.3	6.1	13.2	6.2	6.8
Operating lease commitments	—	8.3	3.6	3.5	1.2	—
	$159.1	$189.0	$107.1	$61.1	$13.7	$6.8

(1)     For details of our long-term debt, principal and interest, see note 14 of the consolidated financial statements. To the extent that our outstanding debt bears interest at floating rates, contractual cash flows for interest have been calculated based on interest rates at December 31, 2018.

(2)     For details of our long-term royalty payable, see note 15 of the consolidated financial statements.

SHARES OUTSTANDING

For the year ended December 31, 2018, the weighted average number of shares used in calculating the loss per share was 132,371,396. During the year ended December 31, 2018, we granted 1,009,230 RSUs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2018		March 18, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	133,380,899		133,491,669
Share Units
Outstanding	2,667,403	N/A	2,553,633	N/A
Exercisable	2,076,684	N/A	2,111,176	N/A

 (weighted average exercise prices are presented in Canadian dollars)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in Note 3 of our calendar year 2018 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, a new accounting standard related to revenue recognition. ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminated industry-specific guidance. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of promised goods or services at an amount that reflects the consideration that is expected to be received in exchange for those goods or services. At the beginning of the first quarter of 2018, we adopted ASC 606 using the modified retrospective method. There was no material financial impact to our adoption of ASC 606.
The Company generates revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Inventories

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory

Property, Plant and Equipment and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of property, plant and equipment

During the year ended December 31, 2018, the Company recorded an impairment charge of $0.7 million. The impairment resulted primarily from the write-down of tooling equipment and was recorded in the Transportation segment.

The Company has significant investments in property, plant and equipment related to its Westport HPDI 2.0™ business. The HPDI business is at the early stages of commercialization, and, as a result, is currently generating losses. Based on the Company's current projections, meaningful increases in component sales, compared to 2018 levels, are expected, allowing the HPDI business to benefit from economies of scale and become profitable. This growth in volumes in 2019 and future years is expected through sales with our initial launch partner, our supply arrangement with WWI, and the possibility of additional OEMs entering into supply agreements for our HPDI technology. If these assumptions are not realized, the Company may be required to record an impairment on these assets in future periods.

Intangible assets

Based on the revenue and operating results, the Company concluded that there were no impairment indicators as of November 30, 2018 for the intangible assets. Therefore, no impairment on intangible assets was recorded as at December 31, 2018.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

(a)    New accounting pronouncements adopted in 2018:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). The Company adopted the guidance using the modified retrospective method as at January 1, 2018 with no material impact to the financial statements. The adoption of this standard did not result in any impact on previously reported amounts. In accordance with he standard, additional disclosures have been provided.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. The Company adopted this standard on January 1, 2018 with no material impact to the Company's financial statements.

(b)    New accounting pronouncements to be adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at December 31, 2018 under operating leases are disclosed in note 21(a). The Company is finalizing its implementation of this new standard and will use the modified retrospective method as at January 1, 2019. The Company's significant leases relate to its leasing of operating premises.

REGULATORY COMPLIANCE

As disclosed in the Company’s previous management discussion and analysis filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The company has completed its response to those subpoenas. No new subpoenas have been received since August 2, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC's investigation. To date our management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and our requirements in response thereto could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. While we cannot estimate our potential exposure, if any, in these matters at this time, we have already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend significant amounts to conclude the SEC investigation. During the year ended December 31, 2018, we recorded expenses related to the SEC investigation of $10.0 million, net of expected insurance recoveries, and to date have recorded aggregate net expenses related to such investigation of $11.8 million. Although we maintain insurance that may cover some of these expenses, and we have given notice to our insurers of the matter, there is a risk that a substantial portion of the overall expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures.

Based on that evaluation, our CEO and CFO have concluded that as of December 31, 2018, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the

Treadway Commission (“COSO”). Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2018.

During the year ended December 31, 2018, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2018. KPMG's audit report on effectiveness of internal control over financial reporting is included in the consolidated financial statements of this filing.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2018

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The Company has modified information from all prior quarters to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the second quarter of 2018. The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data
(expressed in millions of United States dollars except for per share amounts)

Three months ended	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18
		(1)		(2)			(3)
Total revenue	$57.3	$58.6	$56.4	$57.5	$63.8	$80.5	$65.5	$60.5
Cost of product and parts revenue	39.9	43.4	42.7	43.5	49.2	58.8	49.9	48.2
Gross margin	$17.4	$15.2	$13.7	$14.0	$14.6	$21.7	$15.6	$12.3
Gross margin percentage	30.4%	25.9%	24.3%	24.3%	22.9%	27.0%	23.8%	20.3%
Net loss from continuing operations	$(12.5)	$(13.4)	$(16.2)	$(20.8)	$(12.6)	$(5.7)	$(12.1)	$(10.4)
Net income (loss) for the period	$(12.5)	$32.3	$(15.6)	$(14.2)	$(14.2)	$(4.9)	$(3.2)	$(9.2)
EBITDA (4)	$(6.3)	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)
Adjusted EBITDA (5)	$(3.9)	$(5.3)	$(5.6)	$(4.9)	$(3.4)	$8.6	$4.3	$0.2
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.11)	$(0.12)	$(0.15)	$(0.14)	$(0.10)	$(0.04)	$(0.09)	$(0.08)
Basic and diluted	$(0.11)	$0.29	$(0.14)	$(0.14)	$(0.11)	$(0.04)	$(0.02)	$(0.07)
CWI net income attributable to the Company	$1.8	$5.3	$5.8	$(0.4)	$1.5	$7.8	$7.7	$5.7

(1) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets in discontinued operations of $58.3 million.

(2) During the fourth quarter of 2017, the CWI recorded a tax charge of $13.4 million due to the US tax reform. This reduced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $14.1 million and the net loss for the period would have been $7.5 million.

(3) During the third quarter of 2018, the Company completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments that the Company deems to be non-recurring in nature. See non-GAAP measures for more information.
THREE MONTHS ENDED DECEMBER 31, 2018 AND 2017
Our total revenue for the three months ended December 31, 2018 was $60.5 million, an increase of $3.0 million, or 5.2%, from $57.5 million for the three months ended December 31, 2017. The increase in revenue was primarily a result of higher sales of the Company's HPDI product.

Our consolidated net loss for the three months ended December 31, 2018 was $9.2 million, or a loss of $0.08 per share compared to a net loss of $14.2 million, or a loss of $0.14 per share, for the three months ended December 31, 2017. The decrease in net loss primarily relates to higher gross margin, lower operating costs and an increase in investment income from our CWI joint venture, offset by unrealized foreign exchange losses and higher legal expenses in 2018.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18
Loss before income taxes from continuing operations	$(13.3)	$(17.3)	$(15.8)	$(20.7)	$(11.7)	$(5.6)	$(9.5)	$(11.9)
Interest expense, net (1)	3.4	6.3	0.9	2.5	2.1	1.7	2.3	2.6
Depreciation and amortization	3.6	3.5	3.8	3.9	4.2	4.1	4.2	4.0
EBITDA	$(6.3)	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA decreased by $2.3 million from a loss of $3.0 million for the three months ended September 30, 2018 to a loss of $5.3 million in the three months ended December 31, 2018 primarily due to lower gross margin and lower CWI net income attributed to the Company.

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18
EBITDA	$(6.3)	$(7.5)	$(11.1)	$(14.3)	(5.4)	0.2	(3.0)	(5.3)
Stock based compensation	1.1	3.1	2.1	0.7	0.3	1.4	0.6	0.7
Unrealized foreign exchange (gain) loss	(1.6)	1.0	2.5	(1.3)	—	5.2	2.2	1.6
Asset impairment	—	—	—	0.6	—	—	—	0.6
Restructuring, termination and other exit costs	1.6	(1.6)	(0.1)	1.8	0.6	0.2	—	—
CWI US tax adjustment	—	—	—	6.7	—	—	—	—
Legal costs associated with SEC investigation	—	—	0.9	0.9	0.9	2.5	3.5	3.1
Other	1.3	(0.3)	0.1	—	0.2	(0.9)	1.0	(0.5)
Adjusted EBITDA	$(3.9)	$(5.3)	$(5.6)	$(4.9)	(3.4)	8.6	4.3	0.2

Adjusted EBITDA decreased by $4.1 million from $4.3 million for the three months ended September 30, 2018 to $0.2 million in the three months ended December 31, 2018 primarily due to lower gross margin and lower CWI net income attributed to the Company.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2018 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.